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As filed with the Securities and Exchange Commission on June 24, 2004

File No. 333-
File No. 811-8108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

                            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        /x/
                            Pre-Effective Amendment No.        / /
                            Post-Effective Amendment No.        / /
                            and/or
                            REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        / /
                            Amendment No. 6868/x/

Protective Variable Annuity
Separate Account
 (Exact Name of Registrant)

Protective Life Insurance Company
 (Name of Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 268-1000
(Depositor's Telephone Number, including Area Code)

STEVE M. CALLAWAY, Esquire
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama, 35223
(Name and Address of Agent for Services)

Copy to:
STEPHEN E. ROTH, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0158

        Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

[PROTECTIVEREWARDS ACCESS LOGO]	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

        This Prospectus describes the ProtectiveRewards Access Variable Annuity Contract, a group and individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

        You may allocate your investment in the Contract among the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. The Sub-Accounts invest in the following Funds:

Fidelity® Variable Insurance Products
VIP Mid-Cap Portfolio-SC2
VIP Growth Portfolio-SC2
VIP Equity Income Portfolio-SC2
VIP Contrafund® Portfolio-SC2
VIP Investment Grade Bond
    Portfolio-SC2
VIP Index 500-SC2
Oppenheimer Variable Account Funds
Aggressive Growth Fund/VA-SS
Global Securities Fund/VA-SS
Capital Appreciation Fund/VA-SS
Main Street Fund/VA-SS
High Income Fund/VA-SS
Money Fund/VA
Strategic Bond Fund/VA-SS

Van Kampen Life Investment Trust
Aggressive Growth Portfolio Class II
Emerging Growth Portfolio Class II
Enterprise Portfolio Class II
Comstock Portfolio Class II
Growth and Income Portfolio Class II
Government Portfolio Class II
Universal Institutional Funds, Inc.
Equity and Income Portfolio Class II
Goldman Sachs Variable Insurance Trust
CORESM Small Cap Equity Fund
International Equity Fund
Capital Growth Fund
Mid Cap Value Fund
CORESM U.S. Equity Fund
Growth and Income Fund

MFS® Variable Insurance TrustSM
New Discovery Series-SS
Emerging Growth Series-SS
Research Series-SS
Investors Growth Stock Series-SS
Investors Trust Series-SS
Utilities Series-SS
Total Return Series-SS
Lord Abbett Series Fund
Growth and Income Portfolio
Mid-Cap Value Portfolio
Bond-Debenture Portfolio
Growth Opportunities Portfolio
America's Value Portfolio

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

        This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

        Please read this prospectus carefully. Investors should keep a copy for future reference.

        The ProtectiveRewards Access Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

        The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                      , 2004

DEFINITIONS

        "We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

        Accumulation Unit:  A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date.

        Allocation Option:  Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Allocation Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

        Annuity Commencement Date:  The date as of which the Annuity Value is applied to an Annuity Option.

        Annuity Option:  The payout option under which the Company makes annuity income payments.

        Annuity Value:  The amount we apply to the Annuity Option you have selected.

        Assumed Investment Return:  The assumed annual rate of return used to calculate the amount of the variable income payments.

        Contract:  The ProtectiveRewards Access Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

        Contract Anniversary:  The same month and day as the Effective Date in each subsequent year of the Contract.

        Contract Value:  Prior to the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.

        Contract Year:  Any period of 12 months commencing with the Effective Date or any Contract Anniversary.

        DCA:  Dollar cost averaging.

        Effective Date:  The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

        Fund:  Any investment portfolio in which a corresponding Sub-Account invests.

        Guaranteed Account:  The DCA Fixed Accounts and any other Allocation Option we may offer with interest rate guarantees.

        Monthly Anniversary Day:  The same day each month as the Effective Date, or the last day of any month that does not have the same day as the Effective Date.

        Net Amount at Risk:  The value of the death benefit minus the Contract Value.

        Purchase Payment:  The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

        Qualified Contracts:  Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Qualified Plans:  Retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Sub-Account:  A separate division of the Variable Account.

        Valuation Day:  Each day on which the New York Stock Exchange is open for business.

        Valuation Period:  The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

        Variable Account:  The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

        Written Notice:  A notice or request submitted in writing in a form satisfactory to the Company that we receive at the administrative office via hand delivery, courier or U.S. postal service.

FEES AND EXPENSES

        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, partially or fully surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account. The tables do not include premium taxes, which may range up to 3.5% depending on the jurisdiction.

OWNER TRANSACTION EXPENSES
Sales Charge Imposed on Purchase Payments	None
Maximum Surrender Charge (as a % of amount surrendered)	None
Transfer Fee	$25	*
*	Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See "Charges and Deductions.")

        The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES (other than Fund expenses)
Annual Contract Maintenance Fee	None
Variable Account Annual Expenses (as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	1.15%
Administration Charge	0.10%
Total Variable Account Annual Expenses (without death benefit fee)	1.25%
Death Benefit Fee*
	Minimum	Maximum
Net Amount at Risk Fee** (monthly charge per $1,000 of Net Amount at Risk)	$0.25	$18.94
—or—
	Return of Purchase Payment Death Benefit	Annual Ratchet Death Benefit
Asset-Based Fee (as an annual percentage of the average of the Contract Value on each Monthly Anniversary Day)	0.15%	0.45%
—or—
	Return of Purchase Payment Death Benefit	Annual Ratchet Death Benefit
Death Benefit-Based Fee (as an annual percentage of the average of the death benefit value on each Monthly Anniversary Day)	0.10%	0.30%
*	If you elect either the Return of Purchase Payment Death Benefit or the Annual Ratchet Death Benefit, you must also elect to have the death benefit fee assessed as either (1) a fee based on your Net Amount at Risk, (2) an asset-based fee, or (3) a death benefit-based fee. (See "Charges and Deductions, Death Benefit Fee.") There is no fee for the Contract Value death benefit.
**	The Net Amount at Risk Fee varies based on the Owner's age and the Net Amount at Risk on the day the fee is assessed each month. The fee generally increases with the age of the Owner. (See "Charges and Deductions, Death Benefit Fee.")

        The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

        The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2003. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.47%	-	11.97	%*
*	The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

        This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, the death benefit fee (assuming you elected the Annual Ratchet Death Benefit and the asset-based fee), Variable Account charges, and both maximum and minimum total annual Fund operating expenses. The example does not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

        The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year.

        If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Total Fund Expenses	1,324	3,642	5,581	9,152
Minimum Total Fund Expenses	219	676	1,158	2,485
*
You cannot annuitize your Contract within 3 years after we accept a Purchase Payment. The death benefit fee does not apply after the Annuity Commencement Date. (See "Charges and Deductions, Death Benefit Fee.")

        Please remember that the example is an illustration and does not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the example.

SUMMARY

The Contract

What is the ProtectiveRewards Access Variable Annuity Contract?
The ProtectiveRewards Access Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract.") In certain states the Contract is offered as a group contract to eligible persons.
How may I purchase a Contract?	Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions to the broker-dealers for selling the Contracts. (See "Distribution of the Contracts.")

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See "Issuance of a Contract.")
What are the Purchase Payments?
The minimum amount that Protective Life will accept as an initial Purchase Payment is $25,000. Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 76th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior administrative office approval is $1,000,000. We reserve the right not to accept any Purchase Payment. (See "Purchase Payments.")
Can I cancel the Contract?
You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. Where required, we will refund Purchase Payments. (See "Right to Cancel.")
Can I transfer amounts in the Contract?
Before the Annuity Commencement Date, you may transfer amounts among the Allocation Options. There are, however, limitations on transfers: any transfer must be at least $100; you may not transfer amounts into a DCA Fixed Account. We reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may refuse to honor transfers when we determine that they are detrimental to the Funds or Contract Owners as a whole, such as excessive transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See "Transfers.")
Can I surrender the Contract?
Upon Written Notice before the Annuity Commencement Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Partial Surrenders.") Surrenders may have federal and state income tax consequences. In addition, surrenders from Contracts issued pursuant to Section 403(b) of the Internal Revenue Code may not be allowed in certain circumstances. (See "Federal Tax Matters.")

Is there a death benefit?
If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner's death. (See "Death Benefit.") We assess a fee for the Return of Purchase Payment Death Benefit and the Annual Ratchet Death Benefit. There is no fee for the Contract Value Death Benefit. At the time you apply for your Contract, you must select the type of death benefit you want and the basis on which you want the death benefit fee to be assessed. Your selection may not be changed after the Contract is issued. (See "Charges and Deductions, Death Benefit Fee.")
What Annuity Options are available?
Currently, we apply the Annuity Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "Annuity Payments".)
Is the Contract available for qualified retirement plans?
You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "Description of the Contract, The Contract," and "Federal Tax Matters, Qualified Retirement Plans.")
Where may I find financial information about the Sub-Accounts?	You may find financial information about the Sub-Accounts in Appendix C to this prospectus and in the Statement of Additional Information.
Other contracts
We offer other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their Sub-Accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our administrative office in writing or by telephone.

Federal Tax Status

        Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from the Contract, which includes a full or partial surrender or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "Federal Tax Matters").

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

        The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2003, Protective Life had total assets of approximately $24.0 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $24.6 billion at December 31, 2003.

Protective Variable Annuity Separate Account

        The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

        Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

        The following 38 Sub-Accounts of the Variable Account are available in the Contracts:

Fidelity VIP Mid-Cap Portfolio-SC2*
Fidelity VIP Growth Portfolio-SC2*
Fidelity VIP Equity Income Portfolio-SC2*
Fidelity VIP Contrafund® Portfolio-SC2*
Fidelity VIP Investment Grade Bond
    Portfolio-SC2*
Fidelity VIP Index 500-SC2*
Van Kampen Aggressive Growth II*
Van Kampen Emerging Growth II*
Van Kampen Enterprise II*
Van Kampen Comstock II*
Van Kampen Growth and Income II*
Van Kampen Government II*
Van Kampen UIF Equity and Income II*
MFS New Discovery SS*
MFS Emerging Growth SS*
MFS Research SS*
MFS Investors Growth Stock SS*
MFS Investors Trust SS*
MFS Utilities SS*
MFS Total Return SS*

Oppenheimer Aggressive Growth SS*
Oppenheimer Global Securities SS*
Oppenheimer Capital Appreciation SS*
Oppenheimer Main Street SS*
Oppenheimer High Income SS*
Oppenheimer Strategic Bond SS*
Oppenheimer Money Fund
Lord Abbett Growth and Income
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture
Lord Abbett Growth Opportunities
Lord Abbett America's Value
Goldman Sachs International Equity
Goldman Sachs CORESM Small Cap Equity
Goldman Sachs CORESM U.S. Equity
Goldman Sachs Mid Cap Value
Goldman Sachs Growth and Income
Goldman Sachs Capital Growth

*  This Sub-Account invests in a class of Fund shares that pays distribution or service fees under
Rule 12b-1 of the Investment Company Act of 1940. For more information, please see "Other Information about the Funds" and "Distribution of the Contracts" in this prospectus, and the prospectus for the Fund.

This Contract may not offer all the Sub-Accounts of the Variable Account, and other contracts Protective Life issues may offer some or all of the Sub-Accounts of the Variable Account.

Administration

        Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

        The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Fidelity® Variable Insurance Products managed by Fidelity Management & Research Company and subadvised by FMR Co., Inc. or Fidelity Investments Money Management, Inc.; Van Kampen Life Investment Trust managed by Van Kampen Asset Management Inc.; Universal Institutional Funds, Inc., managed by Morgan Stanley Investment Management Inc., doing business as Van Kampen; Oppenheimer Variable Account Funds managed by OppenheimerFunds, Inc.; MFS® Variable Insurance TrustSM managed by MFS Investment Management; Lord Abbett Series Trust, managed by Lord, Abbett & Co. Shares; and Goldman Sachs Variable

Insurance Trust managed by Goldman Sachs Asset Management L.P. or Goldman Sachs Asset Management International. Shares of these funds are offered only to:

        (1)  the Variable Account;

        (2)  other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;

        (3)  separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and

        (4)  certain qualified retirement plans.

Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

        There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information. You may obtain a prospectus for any of the Funds by contacting Protective Life or by asking your investment adviser. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

Fidelity® Variable Insurance Products

VIP Mid-Cap Portfolio, Service Class 2

        This Fund seeks to provide long-term growth of capital.

VIP Growth Portfolio, Service Class 2

        This Fund sees to achieve capital appreciation.

VIP Equity Income Portfolio, Service Class 2

        This Fund seeks reasonable income and will also consider the potential for capital appreciation by seeking a yield which exceeds the composite yield on the securities comprising the S&P 500 index.

VIP Contrafund® Portfolio, Service Class 2

        This Fund seeks long-term capital appreciation.

VIP Investment Grade Bond Portfolio, Service Class 2

        This Fund seeks the highest level of current income, consistent with the preservation of capital.

VIP Index 500 Portfolio, Service Class 2

        This Fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's Index (S&P 500).

Van Kampen Life Investment Trust

Aggressive Growth Portfolio Class II.

        Seeks capital growth.

Emerging Growth Portfolio Class II.

        Seeks capital appreciation.

Enterprise Portfolio Class II.

        Seeks capital appreciation through investment in securities believed by the investment adviser to have above average potential for capital appreciation.

Comstock Portfolio Class II.

        Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Growth and Income Portfolio Class II.

        Seeks long-term growth of capital and income.

Government Portfolio Class II.

        Seeks high current return consistent with preservation of capital.

The Universal Institutional Funds, Inc.

Equity and Income Portfolio Class II.

        Seeks both capital appreciation and current income.

MFS® Variable Insurance TrustSM

New Discovery Series Service Class Shares.

        This Fund seeks capital appreciation.

Emerging Growth Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital.

Research Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital and future income.

Investors Growth Stock Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital and future income rather than current income.

Investors Trust Series Service Class Shares.

        This Fund seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income.

Utilities Series Service Class Shares.

        This Fund seeks capital growth and current income.

Total Return Series Service Class Shares.

        This Fund seeks mainly to provide above-average income consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

Oppenheimer Variable Account Funds

Aggressive Growth Fund/VA Service Shares.

        This Fund seeks capital appreciation by investing in "growth type" companies.

Global Securities Fund/VA Service Shares.

        This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.

Capital Appreciation Fund/VA Service Shares.

        This Fund seeks to achieve long-term capital appreciation by investing in securities of well-known established companies.

Main Street Fund/VA Service Shares.

        This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. The Fund invests mainly in common stocks of U.S. companies.

High Income Fund/VA Service Shares.

        This Fund seeks a high level of current income from investment in high yield fixed-income securities.

Money Fund/VA.

        This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. An investment in the Money Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account charges, the yield in the Sub-Account that invests in this Fund could be negative.

Strategic Bond Fund/VA Service Shares.

        This Fund seeks a high level of current income by investing mainly in three market sectors: debt securities of foreign governments and companies, U.S. government securities and high yield securities of U.S. and foreign companies.

Lord Abbett Series Fund, Inc.

Growth and Income Portfolio.

        This Fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

Mid-Cap Value Portfolio.

        The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

Bond-Debenture Portfolio.

        The Fund's investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.

Growth Opportunties Portfolio.

        The Fund's investment objective is capital appreciation.

America's Value Portfolio.

        The Fund's investment objective is to seek current income and capital appreciation.

Goldman Sachs Variable Insurance Trust

International Equity Fund.

        Long-term capital appreciation.

CORESM Small Cap Equity Fund.

        Long-term growth of capital.

Capital Growth Fund.

        Long-term growth of capital.

Mid Cap Value Fund.

        Long-term capital appreciation.

CORESM U.S. Equity Fund.

        Long-term growth of capital and dividend income.

Growth and Income Fund.

        This Fund seeks long-term growth of capital and growth of income.

        There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current Statement of Additional Information for each of the Funds. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your investment adviser. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

        Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

        Protective Life may from time to time publish certain "model portfolios" designed to effect certain investment strategies. In selecting a model portfolio as a Purchase Payment allocation, an Owner is allocating prescribed percentages of Purchase Payments to each of the Sub-Accounts comprising the model. Protective Life does not warrant that the underlying Funds in the model will achieve their investment objective(s) or that the model will achieve its investment strategy. Likewise, Protective Life does not represent or imply that a model selected by an Owner is suitable for that Owner. From time to time, Protective Life may revise the composition of a model portfolio. In this event, Protective Life will not change an Owner's existing Purchase Payment allocation or percentages to reflect changes in a model selected by the Owner. If an Owner desires to change his or her Purchase Payment allocation or percentages to reflect a revised or different model, he or she must submit new allocation instructions. You should carefully consider your own investment objectives and risk tolerance before selecting any Sub-Accounts or model portfolios.

Other Information about the Funds

        Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Account Value to the Sub-Account investing in shares of that Fund.

        Many of the Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 for the class of shares sold to certain Sub-Accounts. The plans permit these Funds to pay fees out of their assets to broker-dealers that distribute that class of shares. In some cases, the plans also permit the Funds to pay fees out of their assets to the insurance company sponsor of variable annuity contracts or variable life insurance policies for shareholder support services the insurance company provides. Currently, Fidelity® Variable Insurance Products, Van Kampen Life Investment Trust, MFS Variable Insurance Trust, and Oppenheimer Variable Account Funds pay 12b-1 fees to our affiliate, Investment Distributors, Inc. (the principal underwriter for the Contracts), in consideration of certain distribution and shareholder support services provided and expenses incurred by Investment Distributors in distributing the Fund shares through the Contracts. Universal Institutional Funds, Inc. currently pays 12b-1 fees to Protective Life in consideration of certain shareholder support services we provide and expenses we incur in providing those services with respect to the Contracts. These payments for distribution and shareholder support services range from 0.05% to 0.25% of the Sub-Account assets invested in the corresponding class of Fund shares. Please see the prospectus for each Fund for information about that Fund's fees and expenses. Investment Distributors may pay some or all of the amounts it receives to Protective Life as compensation for our provision of distribution and shareholder support services relating to the Contracts on Investment Distributors' behalf.

        Protective Life has also entered into agreements with the investment managers or advisers of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life and its affiliates) in the Funds managed by that manager or advisor. These percentages differ, and some investment managers or advisors pay us more than other investment managers or advisors. These fees are in consideration for administrative services provided to the Funds by Protective Life and its affiliates. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders. The amounts we receive under these agreements may be significant.

Other Investors in the Funds

        Shares of Fidelity® Variable Insurance Products, Van Kampen Life Investment Trust, the MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Universal Institutional Funds, Inc., and Goldman Sachs Variable Insurance Trust, are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. The boards of directors (or trustees) of Fidelity® Variable Insurance Products, Van Kampen Life Investment Trust, the MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Universal Institutional Funds, Inc., and Goldman Sachs Variable Insurance Trust, monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Addition, Deletion or Substitution of Investments

        Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

        Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

        If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

        The ProtectiveRewards Access Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life. In certain states we offer the Contract as a group contract to eligible persons who have established accounts with certain broker-dealers that have entered into a distribution agreement with Protective Life to offer the Contract. In those states we may also offer the Contract to members of other eligible groups. In all other states, we offer the Contract as an individual contract. If you purchase an interest in a group Contract, you will receive a certificate evidencing your ownership interest in the group Contract. Otherwise, you will receive an individual Contract.

Use of the Contract in Qualified Plans.

        You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a qualified plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

Parties to the Contract

Owner.

        The Owner is the person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. In those states where the Contract is issued as a group contract, the term "Owner" refers to the holder of the certificate evidencing an interest in the group contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of both Owners. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. Protective Life will only issue a Contract prior to each Owner's 76th birthday.

        The Owner of this Contract may be changed by Written Notice provided:

    (1)
    each new Owner's 76th birthday is after the Effective Date; and

    (2)
    each new Owner's 95th birthday is on or after the Annuity Commencement Date.

        For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "Taxation of Annuities in General.")

Beneficiary.

        The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

                Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

                Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

        If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

        Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Annuitant.

        The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 76th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Commencement Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

        The Owner may change the Annuitant by Written Notice prior to the Annuity Commencement Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Commencement Date in effect when the change of Annuitant is requested.

Payee.

        The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

        To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Internal Revenue Code.

        If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Allocation Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the administrative office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Allocation Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

        We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 76th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. The minimum initial Purchase Payment is $25,000. The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

        Purchase Payments are payable at our administrative office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive them at our administrative office. We will process any Purchase Payment received at our administrative office after the close of the Valuation Period on the next Valuation Day. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior administrative office approval. This amount is currently $1,000,000.

        Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Fixed Account. You may not elect the automatic purchase payment plan and the partial automatic withdrawal plan simultaneously. (See "Surrenders and Partial Surrenders".) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan.

        We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

        You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our administrative office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. Where required, we will refund the Purchase Payment.

        For Individual Retirement Annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

        Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Allocation Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

        Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, automated telephone system or via the Internet at www.protective.com. For non-written instructions regarding allocations, we will require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

Variable Account Value

Sub-Account Value.

        A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Effective Date is equal to the amount of the initial Purchase Payment allocated to that Sub-Account. On subsequent Valuation Days prior to the Annuity Commencement Date, the Sub-Account value is equal to that part of any Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by income, dividends, net capital gains or losses (realized or unrealized), decreased by partial surrenders (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

        The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

Determination of Accumulation Units.

        Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Day as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

        Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

  •
  surrenders;

  •
  partial surrenders;

  •
  partial automatic withdrawals;

  •
  transfer from a Sub-Account and any applicable transfer fee;

  •
  payment of a death benefit claim;

  •
  application of the Contract Value to an Annuity Option; and

  •
  deduction of the monthly death benefit fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. Accumulation Units associated with the monthly death benefit fee are cancelled without notice or instruction.

Determination of Accumulation Unit Value.

        The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Day is the Accumulation Unit value for that class at the end of the previous Valuation Day times the net investment factor.

Net Investment Factor.

        The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

  (1)
  is the result of:
    a.
    the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

    b.
    the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.

  (2)
  is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

  (3)
  is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

        Before the Annuity Commencement Date, you may instruct us to transfer Contract Value between and among the Allocation Options. When we receive your transfer instructions, we will allocate the Contract Value you transfer at the next price determined for the Allocation Options you indicate. Prices for the Allocation Options are determined as of the end of each Valuation Period, which is the close of regular trading on the New York Stock Exchange. Accordingly, transfer requests received at our administrative office before the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the day the requests are received; transfer requests received at our administrative office after the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the next day on which the New York Stock Exchange is open for regular trading. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See "Suspension or Delay in Payments.") There are limitations on transfers, which are described below.

        After the Annuity Commencement Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed.

How to Request Transfers.

        Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, automated telephone system or via the Internet at www.protective.com. From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written requests and facsimile transmitted requests for such transfers. We will require a form of personal identification prior to acting on non-written requests and facsimile transmitted requests and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems.

        The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction by writing to us.

Limitations on Transfers.

        We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions and facsimile transmitted instructions) without prior notice for any Contract or class of Contracts at any time for any reason.

        Minimum amounts.  You must transfer at least $100 each time you make a transfer. If the entire amount in the Allocation Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Allocation Option after a transfer, then we may transfer the entire amount out of that Allocation Option instead of the requested amount.

        Number of transfers.  Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year. We also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year. The transfer fee will not exceed $25 per transfer. We will deduct any transfer fee from the amount being transferred. (See "Charges and Deductions, Transfer Fee.")

        Limitations on transfers involving the Guaranteed Account.  No amounts may be transferred into a DCA Fixed Account.

        Limitations on excessive transfers, including "market timing" transfers.  We may restrict or refuse to honor any transfer request if we determine that the transfer would be detrimental to any Fund, the Variable Account, other Owners, or owners of other variable annuity contracts we issue that invest in the Variable Account. Excessive transfers, including "market timing" transfers, of material amounts may be detrimental. Excessive transfers of material amounts can disrupt orderly Fund management strategies and increase Fund expenses by causing the following:

  •
  Increased trading and transaction costs;

  •
  Disruption of planned investment strategies;

  •
  Forced and unplanned portfolio turnover;

  •
  Lost opportunity costs; and

  •
  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

        In order to try to protect our Owners and the Funds from potential harmful trading activity, we have developed certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, large, or short-term transfer activity among the Sub-Accounts of the Variable Account that may adversely affect other Owners or Fund shareholders. Despite our best efforts, however, we cannot guarantee that our Market Timing Procedures will detect every potential market timer. To the extent that we do not detect or are unable to prevent market timing or excessive transfer activity, our Owners and the Funds may suffer the detrimental effects described above.

        We monitor transfer activity in the Contracts to identify excessive transfers of material amounts ("excessive transfer activity") in any Contract or group of Contracts. We apply the same measure to all Contracts and groups of Contracts for determining whether there is excessive transfer activity.

        When we identify excessive transfer activity, we impose limitations intended to limit it and thereby ameliorate any detriment to the Funds, the Variable Account and other Owners. First, we suspend non-written methods of requesting transfers; all transfer requests for the affected Contract or group of Contracts must be made by Written Notice. If the activity continues, we then limit the number and dollar amount of transfer requests we will accept within a stated time period for the affected Contract or group of Contracts. We apply the same limitations to all Contracts or groups of Contracts in which we identify excessive transfer activity.

        We reserve the right to change, from time to time, the standards by which we measure for excessive transfer activity and the limitations we impose in response. We will, however, apply the measure and limitations uniformly with respect to all Contracts or groups of Contracts at any given time.

Dollar Cost Averaging.

        Prior to the Annuity Commencement Date, you may instruct us by Written Notice to systematically and automatically transfer, on a monthly or quarterly basis, amounts from a DCA Fixed Account (or any other Allocation Option) to any Sub-Account of the Variable Account other than the Oppenheimer Money Fund Sub-Account. This is known as the "dollar-cost averaging" method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

        You may make dollar cost averaging transfers on the 1st through the 28th day of each month. In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

        There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue dollar cost averaging upon written notice to the Owner.

        Any Purchase Payment allocated to a DCA Fixed Account must include instructions regarding the period and frequency of the dollar cost averaging transfers, and the Sub-Accounts into which the transfers are to be made. Currently, the maximum period for dollar cost averaging from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months. Dollar cost averaging transfers may be made monthly or quarterly. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Fixed Account.

        The periodic amount transferred from a DCA Fixed Account will be equal to the Purchase Payment allocated to the DCA Fixed Account divided by the number of dollar cost averaging transfers to be made. Interest credited will be transferred from the DCA Fixed Account after the last dollar cost averaging transfer. We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Fixed Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Fixed Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Fixed Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

        The interest rates on the DCA Fixed Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Fixed Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Fixed Account for the full period.

Portfolio Rebalancing.

        Prior to the Annuity Commencement Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

        You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by

Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

        There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Partial Surrenders

Surrender.

        At any time before the Annuity Commencement Date, you may request a surrender of your Contract for its surrender value. To surrender your Contract, you must return the Contract to us and make your surrender request by Written Notice. We will pay you the surrender value in a lump sum unless you request payment under another payment option that we are making available at the time. Partial and full surrenders from Contracts issued as tax sheltered annuities are prohibited in certain circumstances. (See "Federal Tax Matters.") A surrender may have federal and state income tax consequences. (See "Taxation of Partial and Full Surrenders".) A surrender value may be available under certain Annuity Options. (See "Annuitization".) In accordance with SEC regulations, surrenders and partial surrenders are generally payable within 7 calendar days of our receiving Written Notice of your request. (See "Suspension or Delay in Payments".)

Surrender Value.

        The surrender value of your Contract is equal to the Contract Value minus any applicable premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your Written Notice requesting surrender and your Contract at our administrative office. We will process any surrender request received at our administrative office after the close of the Valuation Period on the next Valuation Day.

Partial Surrender.

        At any time before the Annuity Commencement Date, you may request a partial surrender of your Contract Value provided the Contract Value remaining after the partial surrender is at least $5,000 (or $2,000 for Qualified Contracts). Throughout this prospectus we may refer to a partial surrender of your Contract Value as a "withdrawal" from your Contract.

        You may request a partial surrender by Written Notice or, if we have received your completed telephone withdrawal authorization form, by telephone. Partial surrenders by telephone are subject to limitations. We may eliminate partial surrenders by telephone or change the requirements for partial surrenders by telephone for any Contract or class of Contracts at any time without prior notice.

        We will withdraw the amount of your partial surrender from the Contract Value as of the end of the Valuation Period during which we receive your request for the partial surrender at our administrative office. We will process any partial surrender request received at our administrative office after the close of the Valuation Period on the next Valuation Day. The amount we will pay you upon a partial surrender is equal to the Contract Value surrendered minus any applicable premium tax.

        You may specify the amount of the partial surrender to be made from any Allocation Option. If you do not so specify, or if the amount in the designated Allocation Option(s) is inadequate to comply with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

        A partial surrender may have federal and state income tax consequences. (See "Taxation of Partial and Full Surrenders".)

Cancellation of Accumulation Units.

        Surrenders and partial surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Partial Surrender Restrictions.

        The Owner's right to make surrenders and partial surrenders is subject to any restrictions imposed by applicable law or employee benefit plan.

Restrictions on Distributions from Certain Types of Contracts.

        There are certain restrictions on surrenders and partial surrenders of Contracts used as funding vehicles for Internal Revenue Code Section 403(b) retirement plans. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

        Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

        In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Partial Automatic Withdrawals.

        Currently, we offer a partial automatic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. In order to participate in the plan you must have:

  (1)
  made an initial Purchase Payment of at least $25,000; or

  (2)
  a Contract Value as of the previous Contract Anniversary of at least $25,000.

        The partial automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments".) There may be federal and state income tax consequences to partial automatic withdrawals from the Contract. You should consult your tax adviser before participating in any withdrawal program. (See "Taxation of Partial and Full Surrenders".)

        When you elect the partial automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Partial automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Partial automatic withdrawals will be taken pro-rata from the Allocation Options in proportion to the value each Allocation Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

        If any partial automatic withdrawal transaction would result in a Contract Value of less than $25,000 after the withdrawal, the transaction will not be completed and the partial automatic withdrawal plan will terminate. Once partial automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $25,000 again.

The partial automatic withdrawal plan will also terminate in the event that a non-automated partial surrender is made from a Contract participating in the plan, except in the case of a partial surrender taken as a minimum required distribution from a Qualified Plan. (See "Qualified Retirement Plans".) Upon notification of the death of any Owner, we will terminate the partial automatic withdrawal plan. The partial automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

        There is no charge for the partial automatic withdrawal plan. We reserve the right to discontinue the partial automatic withdrawal plan upon written notice to you.

THE GUARANTEED ACCOUNT

        The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner's information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

        The Guaranteed Account consists of the DCA Fixed Accounts. Certain DCA Fixed Accounts may not be available in all states. Further, we may not always offer the DCA Fixed Accounts in new Contracts. If we are offering any of the DCA Fixed Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether any DCA Fixed Accounts are available in your Contract.

        The DCA Fixed Accounts are part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. Since the DCA Fixed Accounts are part of the general account, Protective Life assumes the risk of investment gain or loss on this amount.

        From time to time and subject to regulatory approval, we may offer DCA Fixed Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

The DCA Fixed Accounts.

        DCA Fixed Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Fixed Accounts. The maximum period for dollar cost averaging transfers from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months.

        The DCA Fixed Accounts are available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Fixed Account when that DCA Fixed Account value is greater than $0, and all funds must be transferred from a DCA Fixed Account before allocating a Purchase Payment to that DCA Fixed Account. In Oregon, only your initial Purchase Payment may be allocated to a DCA Fixed Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Fixed Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Fixed Account is guaranteed for the period over which transfers are allowed from that DCA Fixed Account.

Guaranteed Account Value.

        Any time prior to the Annuity Commencement Date, the Guaranteed Account value is equal to the sum of:

  (1)
  Purchase Payments allocated to the Guaranteed Account; plus

  (2)
  interest credited to the Guaranteed Account; minus

  (3)
  amounts transferred out of the Guaranteed Account including any transfer fee; minus

  (4)
  the amount of any surrenders removed from the Guaranteed Account, including any applicable premium tax; minus

  (5)
  fees deducted from the Guaranteed Account, including the monthly death benefit fee.

DEATH BENEFIT

        If any Owner dies before the Annuity Commencement Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Commencement Date.

        We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death at our administrative office. If we receive due proof of death after the close of the Valuation Period, we will determine the death benefit on the next Valuation Day. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Payment of the Death Benefit.

        The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death, and the entire interest in the Contract must be distributed under one of the following options:

  (1)
  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or,

  (2)
  the entire interest must be distributed within 5 years of the Owner's death.

If no option is elected, we will distribute the entire interest within 5 years of the Owner's death.

Continuation of the Contract by a Surviving Spouse.

        If the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner, provided the deceased Owner's spouse's 76th birthday is after the Effective Date and 95th birthday is on or after the Annuity Commencement Date then in effect. The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received due proof of death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and must be distributed to the new Beneficiary according to option (1) or (2), above.

        A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

        If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

        The death benefit provisions of the Contract shall be interpreted to comply with the requirements of §72(s) of the Code. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

Selecting a death benefit.

        At the time you apply for your Contract, you must select the type of death benefit you want. You may not change your selection after your Contract is issued. We offer three different death benefits: (1) the Contract Value Death Benefit; (2) the Return of Purchase Payments Death Benefit; and (3) the Annual Ratchet Death Benefit. There is no charge for the Contract Value Death Benefit, but there is a monthly fee for the Return of Purchase Payment Death Benefit and the Annual Ratchet Death Benefit. (See "Charges and Deductions, Death Benefit Fee.")

Contract Value Death Benefit.

        The death benefit will equal the Contract Value.

Return of Purchase Payments Death Benefit.

        The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each partial surrender; provided however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each partial surrender in item (2) is the amount that reduces the Return of Purchase Payments Death Benefit at the time of surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the Return of Purchase Payments Death Benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit.

        It is possible that, at the time of an Owner's death, the Return of Purchase Payments Death Benefit will be no greater than the Contract Value Death Benefit. You should consult a qualified financial adviser to carefully consider this possibility and the cost of the Return of Purchase Payments Death Benefit before you decide whether the Return of Purchase Payments Death Benefit is right for you.

        Suspension of Return of Purchase Payments Death Benefit.    For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period.

Annual Ratchet Death Benefit.

        We will determine an annual ratchet anniversary value, for each Contract Anniversary occurring before the earlier of the deceased Owner's 80th birthday or the deceased Owner's date of death. Each annual ratchet anniversary value is equal to the sum of:

  •
  the Contract Value on that Contract Anniversary; plus

  •
  all Purchase Payments since that Contract Anniversary; minus

  •
  an adjustment for each partial surrender since that Contract Anniversary.

The adjustment for each partial surrender since the relevant Contract Anniversary is the amount that reduces the Annual Ratchet Death Benefit at the time of the surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the Annual Ratchet Death Benefit at the time of the surrender, the adjustment will be larger than the amount surrendered.

        The Annual Ratchet Death Benefit will equal the greater of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each partial surrender; or (3) the greatest annual ratchet anniversary value attained; provided however, that the Annual Ratchet Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each partial surrender in item (2) is the amount that reduces the Annual Ratchet Death Benefit at the time of surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the Annual Ratchet Death Benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. See Appendix A for an example of the calculation of the Annual Ratchet Death Benefit.

        It is possible that, at the time of an Owner's death, the Annual Ratchet Death Benefit will be no greater than the Return of Purchase Payments Death Benefit or the Contract Value Death Benefit. You should consult a qualified financial adviser to carefully consider this possibility and the cost of the Annual Ratchet Death Benefit before you decide whether the Annual Ratchet Death Benefit is right for you.

        Suspension of Annual Ratchet Death Benefit.    For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period.

Death Benefit Fee.

        We assess a fee for the Return of Purchase Payments Death Benefit and the Annual Ratchet Death Benefit. When you apply for your Contract, you must elect to have the fee assessed as either (1) a fee based on the Net Amount at Risk, (2) an asset-based fee, or (3) a death benefit-based fee. Each type of fee is assessed on a monthly basis. (See "Charges and Deductions, Death Benefit Fee.") Before electing the type of death benefit fee for your Contract, you should consult a qualified financial adviser to help you carefully consider the relative costs and benefits of each type of fee in your particular situation.

SUSPENSION OR DELAY IN PAYMENTS

        Payments of a partial or full surrender of the Variable Account value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a partial or full surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

  (1)
  when the New York Stock Exchange is closed; or

  (2)
  when trading on the New York Stock Exchange is restricted; or

  (3)
  when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account); or

  (4)
  when the SEC, by order, so permits for the protection of security holders.

        We may delay payment of a partial or full surrender from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

        If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Mortality and Expense Risk Charge

        To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 1.15% of the average daily net assets of the Variable Account attributable to your Contract.

        The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge and transfer fees may be insufficient to cover actual future expenses. We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.

Administration Charge

        We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fee

        If you select the Return of Purchase Payments Death Benefit or the Annual Ratchet Death Benefit, we assess a death benefit fee to compensate us for the cost of providing those death benefits. (There is no fee for the Contract Value Death Benefit.) We calculate the death benefit fee as of each Monthly Anniversary Day, and we deduct it from your Contract Value on the next Valuation Day. We will deduct the death benefit fee pro-rata from the Allocation Options (e.g., in the same proportion that each Allocation Option has to Contract Value). The deduction of the death benefit fee will reduce your Contract Value, but it will not otherwise reduce the value of your Return of Purchase Payments Death Benefit or your Annual Ratchet Death Benefit. We do not assess the death benefit fee after the Annuity Commencement Date.

        If you select the Return of Purchase Payments Death Benefit or the Annual Ratchet Death Benefit, you must elect to have the death benefit fee assessed as either (1) a fee based on the Net Amount at Risk, (2) an asset-based fee, or (3) a death benefit-based fee. You must make this election when you apply for your Contract and, once you have elected the type of death benefit fee, you may not change it. Before electing the type of death benefit fee for your Contract, you should consult a qualified financial adviser to help you carefully consider the relative costs and benefits of each type of fee in your particular situation.

Net Amount at Risk Fee.

        The Net Amount at Risk fee will depend on the Net Amount at Risk and the oldest Owner's age, each measured on the day the fee is calculated. The Net Amount at Risk is the difference between the value of the death benefit and the Contract Value. There is a Net Amount at Risk only when the Contract Value is lower than the value of the death benefit. The Net Amount at Risk will vary as your Contract Value fluctuates in relation to the value of the death benefit. Factors that affect your Contract Value include the investment performance of the Allocation Options you have chosen and the fees and charges, including the Net Amount at Risk Fee, that are deducted from your Contract Value or from the Variable Account.

        The Net Amount at Risk fee is calculated by multiplying the Net Amount at Risk by the monthly cost factor. The monthly cost factor varies by the age of the oldest Owner. The following table shows the monthly cost fact per $1,000 of Net Amount at Risk by Owner's age. It also shows the cost factor expressed as an annual percentage of the average Net Amount at Risk on each Monthly Anniversary Day.

Oldest Owner's Age	Monthly Cost Factor Per $1,000 of Net Amount at Risk	Annual Percentage of Monthly Average Net Amount at Risk
50 or less	$0.25	0.30%
51-60	$0.50	0.60%
61-65	$1.01	1.20%
66-70	$1.47	1.75%
71-75	$2.54	3.00%
76-80	$3.83	4.50%
81	$5.10	5.95%
82	$5.72	6.65%
83	$6.34	7.35%
84	$6.97	8.05%
85	$7.60	8.75%
86	$8.38	9.60%
87	$9.16	10.45%
88	$9.94	11.30%
89	$10.74	12.15%
90	$11.54	13.00%
91	$12.97	14.50%
92	$14.42	16.00%
93	$15.90	17.50%
94	$17.41	19.00%
95	$18.94	20.50%

        We do not assess the Net Amount at Risk fee during the first Contract Year. We begin deducting this fee from your Contract on the 13th Monthly Anniversary Day. There is no fee, however, on any Monthly Anniversary Day on which the death benefit equals the Contract Value.

Asset-Based Fee.

        The asset-based fee for the Return of Purchase Payments Death Benefit is equal, on an annual basis, to 0.15% of your average Contract Value measured on each Monthly Anniversary Day. The asset-based fee for the Annual Ratchet Death Benefit is equal, on an annual basis, to 0.45% of your average Contract Value measured on each Monthly Anniversary Day. We begin deducting this fee from your Contract on the first Monthly Anniversary Day. We collect this fee on each Monthly Anniversary Day through the Annuity Commencement Date. We collect this fee whether or not the value of the death benefit is greater than the Contract Value on any Monthly Anniversary Day.

Death Benefit-Based Fee.

        The death benefit-based fee for the Return of Purchase Payments Death Benefit is equal, on an annual basis, to 0.10% of your average Return of Purchase Payments Death Benefit value measured on each Monthly Anniversary Day. The death benefit-based fee for the Annual Ratchet Death Benefit is equal, on an annual basis, to 0.30% of your average Annual Ratchet Death Benefit value measured on each Monthly Anniversary Day. We begin deducting this fee from your Contract on the first Monthly Anniversary Day. We collect this fee on each Monthly Anniversary Day through the Annuity Commencement Date. We collect this fee whether or not the value of the death benefit is greater than the Contract Value on any Monthly Anniversary Day.

Transfer Fee

        Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Fund Expenses

        The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

        Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

Other Taxes

        Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

        We sell the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions to the broker-dealers for selling the Contracts. You do not directly pay the commissions, we do. We intend to recover commissions, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "Distribution of the Contracts" for more information about payments we make to the broker-dealers.

ANNUITY PAYMENTS

Annuity Commencement Date

        On the Effective Date, the Annuity Commencement Date is the oldest Owner's or Annuitant's 95th birthday. Annuity Commencement Dates that occur or are scheduled to occur at an advanced age for the Annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See "Federal Tax Matters".) Distributions from Qualified Contracts may be required before the Annuity Commencement Date.

Changing the Annuity Commencement Date.

        The Owner may change the Annuity Commencement Date by Written Notice. The new Annuity Commencement Date must be at least 30 days after the date we receive the written request, at least 3 years after the most recent Purchase Payment, and no later than the oldest Owner's or Annuitant's 95th birthday.

Annuity Value

        The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Commencement Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, we may use an Annuity Value that includes a bonus amount.

Annuity Value Bonus.

(may not be available in all states)

        Your Annuity Value will include a bonus amount if your Annuity Commencement Date is on or after your 10th Contract Anniversary, and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years. In these circumstances, your Annuity Value will be your Contract Value on the Annuity Commencement Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

        On the Annuity Commencement Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period.

Fixed Income Payments.

        Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments.

        Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). Refer to Appendix B for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units.

        On the Annuity Commencement Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity

Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Commencement Date. If the Annuity Commencement Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments.

        We will determine the amount of your variable income payment no earlier than five Valuation Days before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

        We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

        The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

  (a)
  is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

  (b)
  is the Annuity Unit value for the preceding Valuation Period; and

  (c)
  is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

        The AIR is equal to 5%.

        If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

        Refer to Appendix B for an explanation of the variable income payment calculation.

Exchange of Annuity Units.

        After the Annuity Commencement Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

Annuity Options.

        You may select an Annuity Option, or change your selection by Written Notice that Protective Life receives no later than 30 days before the Annuity Commencement Date. You may not change your selection of Annuity Option less than 30 days before the Annuity Commencement Date. If you have not selected an Annuity Option within 30 days of the Annuity Commencement Date, we will apply your Annuity Value to Option B — Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

        You may select from among the following Annuity Options:

    Option A — Payments For a Certain Period:

          We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

    Option B — Life Income With Or Without A Certain Period:

          Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, payments will stop upon the death of the Annuitant(s), no matter how few or how many payments have been made.

    Additional Option:

          You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

Minimum Amounts

        If your Annuity Value is less than $5,000 on the Annuity Commencement Date, we reserve the right to pay the Annuity Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Commencement Date

        In the event of the death of any Owner on or after the Annuity Commencement Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all benefits under the Annuity Option you selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

YIELDS AND TOTAL RETURNS

        From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance.

        Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

Yields

        The yield of the Oppenheimer Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of a Sub-Account (except the Oppenheimer Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Total Returns

        The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

        Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

        The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract but excluding any deductions for premium taxes.

        When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

        Until a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

        In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

        Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

        Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

        Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

        Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

        Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Other Matters

        Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

        All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

        The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

        This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

The Company's Tax Status

        Protective Life is taxed as a life insurance company under the Internal Revenue Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Internal Revenue Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral During Accumulation Period

        Under existing provisions of the Internal Revenue Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

  (1)
  the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

  (2)
  the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

  (3)
  the Owner is an individual (or an individual is treated as the Owner for tax purposes).

Diversification Requirements.

        The Internal Revenue Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contact. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Internal Revenue Code and Treasury Department regulations.

Ownership Treatment.

        In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

        The ownership rights under the Contract are similar to, but different in certain respects from, the ownership rights described in certain IRS rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner.

        As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

        In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

  (1)
  Contracts acquired by an estate of a decedent by reason of the death of the decedent;

  (2)
  certain Qualified Contracts;

  (3)
  Contracts purchased by employers upon the termination of certain Qualified Plans;

  (4)
  certain Contracts used in connection with structured settlement agreements; and

  (5)
  Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Annuity Commencement Dates.

        If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

        The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

Taxation of Partial and Full Surrenders

        In the case of a partial surrender, amounts you receive are generally includable in income to the extent your Contract Value before the surrender exceeds your "investment in the contract." All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under a partial automatic withdrawal plan are treated as partial surrenders. In the case of a full surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income. Partial and full surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Partial and full surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.") In addition, in the case of partial and full surrenders from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers".)

        As described elsewhere in this Prospectus, the Company assesses a fee with respect to the death benefit. The Owner must elect to have the fee assessed as a fee based on the Net Amount at Risk, an asset-based fee, or a death benefit-based fee. It is possible that any of these fees (or some portion thereof) could be treated for federal tax purposes as a partial surrender from the Contract.

Taxation of Annuity Payments

        Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option, adjusted for any period certain or refund feature, when payments begin divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

        Once the total amount of the investment in the contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

        There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. You should consult a tax advisor in those situations.

        Annuity income payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Income Withholding".) In addition, in the case of annuity income payments from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made. (See "Direct Rollovers".)

Taxation of Death Benefit Proceeds

        Prior to the Annuity Commencement Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

  (1)
  if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above; or

  (2)
  if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

        After the Annuity Commencement Date, where a guaranteed period exists under an Annuity Option, and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

  (1)
  if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

  (2)
  if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

        Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding".) In addition, in the case of such proceeds from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers".)

Assignments, Pledges, and Gratuitous Transfers

        Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be required to include in income the difference between his or her Contract Value and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will increase to reflect the increase in the transferor's income.

Penalty Tax on Premature Distributions

        Where we have not issued the Contract in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  attributable to the Owner's becoming disabled (as defined in the tax law);

  (c)
  made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

  (d)
  made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated Beneficiary (as defined in the tax law); or

  (e)
  made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

        (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

Aggregation of Contracts

        In certain circumstances, the IRS may determine the amount of an annuity income payment or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

Exchanges of Annuity Contracts

        We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. However, if you exchange part of an existing annuity contract for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See "Aggregation of Contracts.") You should consult your tax adviser regarding the conditions that must be satisfied for the exchange of an annuity contract for the Contract to be tax free.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

        In the case of Contracts issued after June 8, 1997 to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

        The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Internal Revenue Code. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

        The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for full surrenders, partial automatic withdrawals, partial surrenders, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

        If you use this Contract in connection with a Qualified Plan, the Owner and Annuitant generally must be the same individual. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA"), the spouse or former spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

        In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Internal Revenue Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

        There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

  (c)
  made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

        These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. You must meet special conditions to be eligible for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

        When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

        Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

Individual Retirement Accounts and Annuities.

        Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

        However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Internal Revenue Code, a "Simplified Employee Pension" under Section 408(k) of the Internal Revenue Code, or a "Simple IRA" under Section 408(p) of the Internal Revenue Code.

Roth IRAs.

        Section 408A of the Internal Revenue Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

        A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59 1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Internal Revenue Code. In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may not accept rollover contributions from other qualified plans.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans.

        Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. It is possible the IRS could characterize the death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants.

Section 403(b) Policies.

        Section 403(b) of the Internal Revenue Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of Internal Revenue the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. Purchasers of the Contracts for use as a "Section 403(b) Policy" should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with such Contracts. In particular, purchasers and their advisers should consider that the IRS could characterize the death benefit as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Policy.

        Section 403(b) Policies contain restrictions on withdrawals of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

        These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Contract Value to the issuer of another Section 403(b) Policy or into a
Section 403(b)(7) custodial account.)

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

        Section 457 of the Internal Revenue Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Direct Rollovers

        If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, is a Section 403(b) Policy, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Internal Revenue Code, qualified annuity plan under Section 403(a) of the Code, Section 403(b) annuity or custodial account, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

        Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

        Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

The Contract

        The Contract and its attachments, including the copy of your application and any endorsements, riders and amendments, constitute the entire agreement between you and us. All statements in the application shall be considered representations and not warranties. The terms and provisions of this Contract are to be interpreted in accordance with the Internal Revenue Code and applicable regulations.

Error in Age or Gender

        When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

        If after we receive proof of age and gender (where applicable), we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

Incontestability

        We will not contest the Contract.

Non-Participation

        The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

Assignment or Transfer of a Contract

        You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. (See "Taxation of Annuities in General, Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

Notice

        All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, signed by the Owner(s), and received at our administrative office. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

Modification

        No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Internal Revenue Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

Reports

        At least annually prior to the Annuity Commencement Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

Settlement

        Benefits due under this Contract are payable from our administrative office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment

        If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

        To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values

        The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

        The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Internal Revenue Code and with applicable regulations.

No Default

        The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

        We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the NASD, Inc.

        IDI does not sell Contracts directly to purchasers. IDI enters into distribution agreements with other broker-dealers, including ProEquities, Inc., an affiliate of Protective Life and IDI, (collectively, "Selling Broker-Dealers") for the sale of the Contracts. Registered representatives of the Selling Broker-Dealers sell the Contracts directly to purchasers. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

        We pay commissions for sale of the Contracts. We pay commissions as a percentage of Purchase Payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or a combination of both. While commissions may vary, we do not expect them to exceed 8% of any Purchase Payment. As compensation for marketing, training and/or other services provided, we may pay Selling Broker-Dealers asset-based amounts, bonuses, overrides and marketing allowances in addition to ordinary commissions. These payments, which may be different for different Selling Broker-Dealers, will be made by Protective Life or IDI out of their own assets and will not change the amounts paid by Contract owners to purchase, hold or surrender their Contracts. These payments may be for: (1) "trail commissions" based on the assets in the Variable Account, (2) their "preferred product" treatment of the Contracts in their distribution activities, (3) their participation in sales promotions with regard to the Contracts, and (4) helping to defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' sales representatives. For complete information about what your sales representative and the Selling Broker-Dealer for whom he or she works may receive from us or IDI in connection with your purchase of a Contract, ask your sales representative. We may use any of our corporate assets to pay commissions and other costs of distributing the Contracts, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contracts.

        We pay commissions to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of IDI's operating and other expenses. During the years ended December 31, 2001, 2002 and 2003. IDI received $17,757,922, $17,909,329 and $20,398,806, respectively, in commissions and did not retain any of these commissions.

        Additionally, IDI receives fees assessed under Rule 12b-1 plans against shares of many of the Funds attributable to the Contracts. IDI may pay some or all of these amounts to us as compensation for our provision of distribution and shareholder support services relating to the Contracts on IDI's behalf. (See "Other Information about the Funds.")

        We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

Inquiries

        You may make inquiries regarding a Contract by writing to Protective Life at its administrative office.

IMSA

        Protective Life Insurance Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

        Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position.

        The SEC has requested information from Protective Life relating to market timing and late trading of mutual funds and variable insurance products. Protective Life believes that these inquiries are similar to those made to many financial service companies as part of an industry-wide investigation by the SEC into the practices, policies, and procedures relating to trading in mutual fund shares. Protective Life has responded to these information requests and is not aware of any problems with respect to such matters involving IDI, Protective Life, or the Variable Account.

VOTING RIGHTS

        In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

        The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

        The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

        Shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

        Each person having a voting interest in a Sub-Account will receive proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2003 and 2002 as well as the Report of Independent Registered Public Accounting Firm are contained in the Statement of Additional Information.

        The audited consolidated balance sheets for Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity, and cash flows for the three years in the period ended December 31, 2003 and the related financial statement schedules as well as the Report of Independent Registered Public Accounting Firm are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	3
STATE REGULATION	3
RECORDS AND REPORTS	3
LEGAL MATTERS	3
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
OTHER INFORMATION	3
FINANCIAL STATEMENTS	4

APPENDIX A

EXAMPLE OF DEATH BENEFIT CALCULATIONS

        Assume an Owner is 55 on the Effective Date, 1/1/yy. Assume the following transactions occur prior to the Owner's death and that the Contract Value before the partial surrender on 4/1/(yy+2) is $125,000.

Date	Transaction	Amount
1/1/yy	Purchase Payment	$100,000
4/1/(yy+2)	Partial Surrender	$25,000
10/1(yy+4)	Purchase Payment	$80,000

        The Contract Values on each Contract Anniversary are shown below. These Contract Values are hypothetical and are solely for the purpose of illustrating death benefit calculations. The Contract Values presented are net of all expenses and charges including Fund expenses and Periodic Charges. This illustration does not reflect historical investment results, nor does it predict or guarantee future investment results. Actual results may be higher or lower.

Anniversary Date	Contract Value
1/1(yy+1)	$120,000
1/1(yy+2)	$130,000
1/1(yy+3)	$105,000
1/1(yy+4)	$110,000
1/1(yy+5)	$180,000

        Finally, assume the Owner dies on 7/1(yy+5) when the Contract Value is $185,000. Also assume that proof of death was provided immediately, and no premium tax is applicable.

Return of Purchase Payments Death Benefit

        The Return of Purchase Payments Death Benefit is equal to the greater of:

  (1)
  Contract Value of $185,000 or,

  (2)
  aggregate Purchase Payments less an adjustment for each surrender*, or $180,000 less $20,000 equals $160,000.

        The death benefit payable is then $185,000.

*
The adjustment for each partial surrender is the amount that reduces the death benefit at the time of the surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the death benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. In this example, the $25,000 partial surrender reduces the $125,000 Contract Value on the date of the surrender by 20%. The amount that would reduce the death benefit in the same proportion on the date of the partial surrender is 20% of $100,000 or $20,000.

Annual Ratchet Death Benefit

        The Annual Ratchet Death Benefit is equal to the greater of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each partial surrender (see "Return of Purchase Payments Death Benefit," above), or (3) the greatest annual ratchet anniversary value attained. An annual ratchet anniversary value equals the Contract Value on the Contract Anniversary plus all

A-1

subsequent Purchase Payments minus an adjustment for each subsequent amount surrendered**, as shown below.

Anniversary Date	Anniversary Value
1/1/(yy+1)	$120,000 minus $26,000 plus $80,000 equals $174,000
1/1/(yy+2)	$130,000 minus $26,000 plus $80,000 equals $184,000
1/1/(yy+3)	$105,000 plus $80,000 equals $185,000
1/1/(yy+4)	$110,000 plus $80,000 equals $190,000
1/1/(yy+5)	$180,000
**
The adjustment for each surrender is the amount that reduces the death benefit at the time of the surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the Annual Ratchet Death Benefit at the time of the surrender, the adjustment will be larger than the amount surrendered. In this example, the $25,000 partial surrender reduces the $125,000 Contract Value on the date of the surrender by 20%. The amount that would reduce the Annual Ratchet Death Benefit in the same proportion on the date of the surrender is 20% of $130,000 or $26,000.

        The Annual Ratchet Death Benefit is equal to the greater of:

  (1)
  Contract Value of $185,000,

  (2)
  aggregate Purchase Payments less an adjustment for each surrender (see "Return of Purchase Payments Death Benefit," above), or $180,000 less $20,000 equals $160,000.

  (3)
  the greatest annual ratchet anniversary value attained, or $190,000.

        The death benefit payable is then $190,000.

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APPENDIX B

EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

        Assuming an Annuity Value of $100,000 on the Annuity Commencement Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Commencement Date is calculated using an interest assumption of 5%, as shown below.

        There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Commencement Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Commencement Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

        Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Commencement Date.

        The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

        Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

EXPLANATION OF THE COMMUTED VALUE CALCULATION

        A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," above. If the Contract is surrendered while variable income payments are being made under Annuity Option A and within 7 years of a Purchase Payment, the amount payable will be reduced by any applicable surrender charge. (See "Annuity Income Payments, Variable Income Payments.")

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APPENDIX C

CONDENSED FINANCIAL INFORMATION

Sub-Accounts

        The date of inception of each of the Sub-Accounts available in the ProtectiveRewards Access Variable Annuity Contract is as follows:

March 14, 1994 —	Oppenheimer Money Fund
Goldman Sachs International Equity
Goldman Sachs CORESM Small Cap Equity
Goldman Sachs CORESM U.S. Equity
Goldman Sachs Growth and Income
June 13, 1995 —	Goldman Sachs Capital Growth
October 2, 2000 —	Van Kampen LIT Aggressive Growth II
May 1, 2002 —	Lord Abbett Growth and Income
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture
June 2, 2003 —	Lord Abbett Growth Opportunities
Lord Abbett America's Value
MFS Emerging Growth SS
MFS Research SS
MFS Investors Trust SS
MFS Investors Growth Stock SS
MFS Total Return SS
MFS New Discovery SS
MFS Utilities SS
Oppenheimer Aggressive Growth SS
Oppenheimer Capital Appreciation SS
Oppenheimer Main Street SS
Oppenheimer Strategic Bond SS
Oppenheimer Global Securities SS
Oppenheimer High Income SS
Van Kampen LIT Emerging Growth II
Van Kampen LIT Enterprise II
Van Kampen LIT Comstock II
Van Kampen LIT Growth and Income II
Van Kampen LIT Government II
Van Kampen UIF Equity and Income II
December 19, 2003 —	Fidelity VIP Mid-Cap Portfolio-SC2
Fidelity VIP Growth Portfolio-SC2
Fidelity VIP Equity Income Portfolio-SC2
Fidelity VIP Contrafund® Portfolio-SC2
Fidelity VIP Investment Grade Bond Portfolio-SC2
Fidelity VIP Index 500-SC2
Goldman Sachs Mid Cap Value

Accumulation Units

        The following tables show, for each available Sub-Account, Accumulation Unit values and outstanding Accumulation Units for the class of Accumulation Units available in the ProtectiveRewards Access Variable Annuity Contract as of December 31 of each year listed. We offer other variable annuity contracts with classes of Accumulation Units in each available Sub-Account that have different mortality and expense risk charges and administration charges than the class of Accumulation Units offered in the ProtectiveRewards Access Variable Annuity. Only the class of Accumulation Units available in the ProtectiveRewards Access Variable Annuity Contract are shown in the following tables. For charges associated with this class of Accumulation Units, see "Fees and Expenses, Periodic Charges," on page 4 of this prospectus.

        You should read the information in the following tables in conjunction with the Variable Account's financial statements and the related notes in the Statement of Additional Information.

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Accumulation Unit Values*

Sub-Account	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Goldman Sachs
International Equity	—	—	—	—	—	—	17.90	13.68	11.02	14.70
CORESM Small Cap Equity	—	—	—	—	—	—	15.58	18.72	17.26	24.14
Capital Growth	—	—	—	—	—	—	25.38	21.44	16.00	19.69
CORESM U. S. Equity	—	—	—	—	—	—	27.01	23.76	18.16	23.39
Growth and Income	—	—	—	—	—	—	18.88	16.88	14.79	18.24
Mid Cap Value	—	—	—	—	—	—	—	—	—	10.30
Van Kampen
LIT Aggressive Growth II	—	—	—	—	—	—	7.62	4.65	3.10	4.24
LIT Emerging Growth II	—	—	—	—	—	—	—	—	—	4.14
LIT Enterprise II	—	—	—	—	—	—	—	—	—	5.28
LIT Comstock II	—	—	—	—	—	—	—	—	—	12.92
LIT Growth and Income II	—	—	—	—	—	—	—	—	—	11.02
LIT Government II	—	—	—	—	—	—	—	—	—	9.91
UIF Equity and Income II	—	—	—	—	—	—	—	—	—	11.32
MFS
Emerging Growth SS	—	—	—	—	—	—	—	—	—	11.46
Research SS	—	—	—	—	—	—	—	—	—	10.84
Investors Trust SS	—	—	—	—	—	—	—	—	—	11.13
Investors Growth Stock SS	—	—	—	—	—	—	—	—	—	5.65
Total Return SS	—	—	—	—	—	—	—	—	—	15.21
New Discovery SS	—	—	—	—	—	—	—	—	—	16.53
Utilities SS	—	—	—	—	—	—	—	—	—	11.11
Oppenheimer
Money Fund	—	—	—	—	—	—	1.27	1.30	1.30	1.30
Aggressive Growth SS	—	—	—	—	—	—	—	—	—	11.57
Capital Appreciation SS	—	—	—	—	—	—	—	—	—	15.21
Main Street SS	—	—	—	—	—	—	—	—	—	11.75
Strategic Bond SS	—	—	—	—	—	—	—	—	—	13.74
Global Securities SS	—	—	—	—	—	—	—	—	—	17.22
High Income SS	—	—	—	—	—	—	—	—	—	12.17
Lord Abbett
Growth and Income	—	—	—	—	—	—	—	—	8.11	10.50
Mid-Cap Value	—	—	—	—	—	—	—	—	8.42	10.37
Bond-Debenture	—	—	—	—	—	—	—	—	10.33	12.03
Growth Opportunities	—	—	—	—	—	—	—	—	—	11.61
America's Value	—	—	—	—	—	—	—	—	—	11.86
Fidelity
VIP Mid-Cap Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP Growth Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP Equity Income Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP ContraFund® Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP Investment Grade Bond Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP Index 500 SC2	—	—	—	—	—	—	—	—	—	—

*	Accumulation Unit values are rounded to the nearest whole cent.

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Accumulation Units Outstanding**

Sub-Account	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Goldman Sachs
International Equity	—	—	—	—	—	—	20,319	37,024	41,929	51,609
CORESM Small Cap Equity	—	—	—	—	—	—	3,046	14,613	45,282	63,752
Capital Growth	—	—	—	—	—	—	34,555	75,255	107,191	131,695
CORESM U. S. Equity	—	—	—	—	—	—	32,063	74,274	92,667	101,896
Growth and Income	—	—	—	—	—	—	27,902	62,482	92,496	136,191
Mid Cap Value	—	—	—	—	—	—	—	—	—	969
Van Kampen
LIT Aggressive Growth II	—	—	—	—	—	—	3,385	48,320	64,311	73,066
LIT Emerging Growth II	—	—	—	—	—	—	—	—	—	25,279
LIT Enterprise II	—	—	—	—	—	—	—	—	—	23,909
LIT Comstock II	—	—	—	—	—	—	—	—	—	74,902
LIT Growth and Income II	—	—	—	—	—	—	—	—	—	65,959
LIT Government II	—	—	—	—	—	—	—	—	—	23,397
UIF Equity and Income II	—	—	—	—	—	—	—	—	—	119,058
MFS
Emerging Growth SS	—	—	—	—	—	—	—	—	—	1,122
Research SS	—	—	—	—	—	—	—	—	—	—
Investors Trust SS	—	—	—	—	—	—	—	—	—	9,928
Investors Growth Stock SS	—	—	—	—	—	—	—	—	—	273
Total Return SS	—	—	—	—	—	—	—	—	—	42,623
New Discovery SS	—	—	—	—	—	—	—	—	—	273
Utilities SS	—	—	—	—	—	—	—	—	—	636
Oppenheimer
Money Fund	—	—	—	—	—	—	85,730	431,932	798,599	712,307
Aggressive Growth SS	—	—	—	—	—	—	—	—	—	920
Capital Appreciation SS	—	—	—	—	—	—	—	—	—	2,237
Main Street SS	—	—	—	—	—	—	—	—	—	8,724
Strategic Bond SS	—	—	—	—	—	—	—	—	—	6,942
Global Securities SS	—	—	—	—	—	—	—	—	—	4,970
High Income SS	—	—	—	—	—	—	—	—	—	5,796
Lord Abbett
Growth and Income	—	—	—	—	—	—	—	—	170,910	613,802
Mid-Cap Value	—	—	—	—	—	—	—	—	97,840	338,302
Bond-Debenture	—	—	—	—	—	—	—	—	142,021	538,146
Growth Opportunities	—	—	—	—	—	—	—	—	—	15,285
America's Value	—	—	—	—	—	—	—	—	—	14,950
Fidelity
VIP Mid-Cap Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP Growth Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP Equity Income Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP ContraFund® Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP Investment Grade Bond Portfolio SC2	—	—	—	—	—	—	—	—	—	—
VIP Index 500 SC2	—	—	—	—	—	—	—	—	—	—

**	Accumulation Units are rounded to the nearest unit.

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      Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to Protective Life's Life and Annuity Division, customer service center at the address shown on the cover.

        Please send me a free copy of the Statement of Additional Information for the ProtectiveRewards Access Variable Annuity.

Name

Address

City, State, Zip

Daytime Telephone Number

PART B

INFORMATION REQUIRED TO BE IN
THE STATEMENT OF ADDITIONAL INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330

STATEMENT OF ADDITIONAL INFORMATION
PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
PROTECTIVEREWARDS ACCESS VARIABLE ANNUITY
A FLEXIBLE PREMIUM
DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

        This Statement of Additional Information contains information in addition to the information described in the Prospectus for the ProtectiveRewards Access Variable Annuity, a group and individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS                        , 2004.

STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	3
STATE REGULATION	3
RECORDS AND REPORTS	3
LEGAL MATTERS	3
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
OTHER INFORMATION	3
FINANCIAL STATEMENTS	4

2

SAFEKEEPING OF ACCOUNT ASSETS

        Title to the assets of the Variable Account is held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

        Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

        The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $20 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

        Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

        Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

LEGAL MATTERS

        Sutherland, Asbill & Brennan LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and 2002 and the related statements of operations and changes in net assets for the years then ended and the consolidated balance sheets of Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity and cash flows for each of the three years ended December 31, 2003 and the related financial statement schedules included in this Statement of Additional Information and in the registration statement have been so included herein in reliance on the report of PricewaterhouseCoopers LLP, Birmingham, Alabama, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

OTHER INFORMATION

        A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional

3

Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N. W., Washington, D.C. 20549.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and 2002 and the related statements of operations and changes in net assets for the years then ended as well as the Report of Independent Registered Public Accounting Firm are contained herein.

        The audited consolidated balance sheets for Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity, and cash flows for each of the three years in the period ended December 31, 2003 as well as the Report of Independent Registered Public Accounting Firm are contained herein.

        Financial Statements follow this page.

4

"Financial Statements
to be filed by Amendment"

F-1

PART C

OTHER INFORMATION

Item 24.    Financial Statements and Exhibits.

(a)   Financial Statements:

        All required financial statements are included in Part A and Part B of this Registration Statement.

(b)   Exhibits:

1.	Resolution of the Board of Directors of Protective Life Insurance Company authorizing establishment of the Protective Life Variable Annuity Separate Account**
2.	Not applicable
3.	(a) Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors, Inc. and the Protective Life Variable Annuity Separate Account**
(b) Form of Distribution Agreement between Investment Distributors, Inc. and broker-dealers**
4.	(a) Form of Individual Flexible Premium Deferred Variable and Fixed Annuity Contract††††
(b) Form of Group Flexible Premium Deferred Variable and Fixed Annuity Contract††††
(c) Participant Certificate for Use with Group Flexible Premium Deferred Variable and Fixed Annuity Contract — All Allocation Options††††
(d) Variable Account Annual Bonus Endorsement
(f) Guaranteed Account Endorsement††††
(g) Return of Purchase Payments Death Benefit Rider††††
(h) Asset-Based Fee Endorsement†††††
(i) Net Amount at Risk Fee Endorsement†††††
(j) Minimum Annuitization Value Endorsement††††
(k) Annuitization Bonus Endorsement††††
(l) Contract Schedule for Individual Contracts††††
(m) Annual Ratchet Death Benefit Endorsement††††††
(n) Benefit Based Fee Endorsement††††††
(o) DCA Fixed Accounts Endorsement††††††
5.	Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract††††
6.	(a) Charter of Protective Life Insurance Company.*
(b) By-Laws of Protective Life Insurance Company.*
7.	Form of Reinsurance Agreement between Protective Life Insurance Company and Connecticut General Life Insurance Company.*****
8.	(a) Participation Agreement (Oppenheimer Variable Account Funds)***
(b) Participation Agreement (MFS Variable Insurance Trust)***
(c) ParticipationAgreement (Calvert Group, formerly Acacia Capital Corporation)***
(d) Participation Agreement (Van Eck Worldwide Insurance Trust)†
(e) Participation Agreement (Van Kampen Life Investment Trust)††
(f) Participation Agreement (Lord Abbett Series Fund)†††
(g) Participation Agreement for Class II Shares (Van Kampen)*****

(h) Form of Participation Agreement for Service Class Shares (Oppenheimer Variable Account Funds)*****
(i) Form of Participation Agreement for Service Class Shares (Universal Institutional Funds, Inc.)*****
(j) Form of Amended and Restated Participation Agreement (MFS Variable Insurance Trust)*****
(k) Form of Participation Agreement (Goldman Sachs Variable Insurance Trust)††††
(l) Form of Participation Agreement (Fidelity Variable Insurance Products)
9.	Opinion and Consent of Steve M. Callaway, Esq. (to be filed by amendment)
10.	(a) Consent of Sutherland, Asbill & Brennan, LLP (to be filed by amendment)
(b) Consent of PricewaterhouseCoopers LLP (to be filed by amendment)
11.	No financial statements will be omitted from Item 23
12.	Not applicable
13.	Not applicable
14.	Powers of attorney

*	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on October 28, 1993.
**	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on February 23, 1994.
***	Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 30, 1997.
****	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-68551) filed with the Commission on December 8, 1998.
*****	Incorporated herein by reference to Post-Effective Amendment No. 47 to the Form N-4 Registration Statement, (File No. 333-94047), filed with the Commission on April 30, 2003.
†	Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement, (File No. 333-60149) filed with the Commission on October 26, 1998.
††	Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 20, 2000.
†††	Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 25, 2002.
††††	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on February 17, 2004.
†††††	Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on May 3, 2004.
††††††	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-115212), filed with the Commission on May 6, 2004.

Item 25.    Directors and Officers of Depositor.

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Chairman of the Board, President, and Director
R. Stephen Briggs	Executive Vice President, Life and Annuity Division, and Director
Allen W. Ritchie	Executive Vice President and Chief Financial Officer and Director
Carolyn King	Senior Vice President, Acquisitions Division and Director
Deborah J. Long	Senior Vice President, General Counsel, and Secretary
Brent E. Griggs	Senior Vice President, Asset Protection Division
Wayne E. Stuenkel	Senior Vice President and Chief Actuary
Judy Wilson	Senior Vice President, Stable Value Products
Steven G. Walker	Senior Vice President and Controller and Chief Accounting Officer
Richard J. Bielen	Senior Vice President, Chief Investment Officer and Treasurer
Carl S. Thigpen	Senior Vice President, Chief Mortgage and Real Estate Officer and Assistant Secretary
Alan E. Watson	Senior Vice President, Life and Annuity Division
John B. Deremo	Senior Vice President, Life and Annuity Division

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26.    Persons Controlled by or Under Common Control With the Depositor and Registrant.

        The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2003 (File No. 1-12332) filed with the Commission on March 30, 2004.

Item 27.    Number of Contractowners.

        As of the date of this filing, there were no contract owners of ProtectiveRewards Access individual and group flexible premium deferred variable and fixed annuity contracts offered by Registrant.

Item 28.    Indemnification of Directors and Officers.

        Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of

Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

        In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter.

  (a)
  Investment Distributors, Inc. ("IDI") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Life Separate Account and Variable Annuity Account A of Protective Life.
  (b)
  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.
Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Carolyn King	President and Director	Senior Vice President, Acquisitions Division
Robert Stephen Briggs	Vice President and Director	Executive Vice President, Life and Annuity Division, and Director
A.S. Williams, III	Director	None
Kevin B. Borie	Assistant Secretary and Director	Vice President and Actuary, Life and Annuity Division
Janet Summey	Secretary	Second Vice President, Life and Annuity Division
Bonnie Miller	Assistant Secretary	Second Vice President, Life and Annuity Division
Barry K. Brown	Assistant Secretary	Director II, LLC Commissions
Edwin V. Caldwell	Assistant Secretary	Vice President, IDG Operations

Cindy McGill	Assistant Secretary	Director II, IDG New Business
Gary Carroll	Chief Compliance Officer and Director	Second Vice President, Compliance, Life and Annuity Division
Julena Johnson	Assistant Compliance Officer	Compliance Auditor II
Beth Zaiontz	Assistant Compliance Officer	None
Thomas R. Barrett	Chief Financial Officer and Director	Director, Operational Accounting, Life and Annuity Division

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.
  (c)
  The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:
(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 30.    Location of Accounts and Records.

        All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31.    Management Services.

        All management contracts are discussed in Part A or Part B.

Item 32.    Undertakings.

  (a)
  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

  (b)
  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

  (c)
  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

  (d)
  The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

  (e)
  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on June 21, 2004.

PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY

By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Chairman of the Board and President (Principal Executive Officer)	June 21, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 21, 2004
/s/ STEVEN G. WALKER Steven G. Walker	Senior Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	June 21, 2004
/s/ JOHN D. JOHNS John D. Johns	Director	June 21, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Director	June 21, 2004
/s/ R. STEPHEN BRIGGS R. Stephen Briggs	Director	June 21, 2004

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PART A
INFORMATION REQUIRED TO BE IN THE PROSPECTUS

DEFINITIONS
FEES AND EXPENSES
SUMMARY
  The Contract
  Federal Tax Status
THE COMPANY, VARIABLE ACCOUNT AND FUNDS
  Protective Life Insurance Company
  Protective Variable Annuity Separate Account
  Administration
  The Funds
  Fidelity® Variable Insurance Products
  Van Kampen Life Investment Trust
  The Universal Institutional Funds, Inc.
  MFS® Variable Insurance TrustSM
  Oppenheimer Variable Account Funds
  Lord Abbett Series Fund, Inc.
  Goldman Sachs Variable Insurance Trust
  Other Information about the Funds
  Other Investors in the Funds
  Addition, Deletion or Substitution of Investments
DESCRIPTION OF THE CONTRACT
  The Contract
  Parties to the Contract
  Issuance of a Contract
  Purchase Payments
  Right to Cancel
  Allocation of Purchase Payments
  Variable Account Value
  Transfers
  Surrenders and Partial Surrenders
THE GUARANTEED ACCOUNT
DEATH BENEFIT
SUSPENSION OR DELAY IN PAYMENTS
SUSPENSION OF CONTRACTS
CHARGES AND DEDUCTIONS
  Mortality and Expense Risk Charge
  Administration Charge
  Death Benefit Fee
  Transfer Fee
  Fund Expenses
  Premium Taxes
  Other Taxes
  Other Information
ANNUITY PAYMENTS
  Annuity Commencement Date
  Annuity Value
  Annuity Income Payments
  Annuity Options.
  Minimum Amounts
  Death of Annuitant or Owner After Annuity Commencement Date
YIELDS AND TOTAL RETURNS
  Yields
  Total Returns
  Standardized Average Annual Total Returns
  Non-Standard Average Annual Total Returns
  Performance Comparisons
  Other Matters
FEDERAL TAX MATTERS
  Introduction
  The Company's Tax Status
TAXATION OF ANNUITIES IN GENERAL
  Tax Deferral During Accumulation Period
  Taxation of Partial and Full Surrenders
  Taxation of Annuity Payments
  Taxation of Death Benefit Proceeds
  Assignments, Pledges, and Gratuitous Transfers
  Penalty Tax on Premature Distributions
  Aggregation of Contracts
  Exchanges of Annuity Contracts
  Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons
QUALIFIED RETIREMENT PLANS
  In General
  Direct Rollovers
FEDERAL INCOME TAX WITHHOLDING
GENERAL MATTERS
  The Contract
  Error in Age or Gender
  Incontestability
  Non-Participation
  Assignment or Transfer of a Contract
  Notice
  Modification
  Reports
  Settlement
  Receipt of Payment
  Protection of Proceeds
  Minimum Values
  Application of Law
  No Default
DISTRIBUTION OF THE CONTRACTS
  Inquiries
IMSA
LEGAL PROCEEDINGS
VOTING RIGHTS
FINANCIAL STATEMENTS
STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A
EXAMPLE OF DEATH BENEFIT CALCULATIONS
  Return of Purchase Payments Death Benefit
  Annual Ratchet Death Benefit
APPENDIX B
EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION
EXPLANATION OF THE COMMUTED VALUE CALCULATION
APPENDIX C
CONDENSED FINANCIAL INFORMATION
  Sub-Accounts
  Accumulation Units
PART B
INFORMATION REQUIRED TO BE IN THE STATEMENT OF ADDITIONAL INFORMATION
STATEMENT OF ADDITIONAL INFORMATION
SAFEKEEPING OF ACCOUNT ASSETS
STATE REGULATION
RECORDS AND REPORTS
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OTHER INFORMATION
FINANCIAL STATEMENTS
PART C
OTHER INFORMATION
SIGNATURES